August 28, 2015

Melissa Raminpour

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Bristow Group Inc.
Form 10-K for the Year Ended March 31, 2014
Form 10-Q for the Quarter Ended December 31, 2014
Response Dated June 1, 2015
File No. 001-31617

Dear Ms. Raminpour:

We are responding to comments received by letter dated July 31, 2015, regarding the Form 10-K for the fiscal year ended March 31, 2014 filed May 21, 2014 by Bristow Group Inc. (the “Company”). For convenience, we have included the comments verbatim and added our responses below.

Form 10-K for the Year Ended March 31, 2014

Notes to the Financial Statements

Note 9, Taxes, page 105

1.	We note your response to our prior comments and have no further questions related to how you calculated the reconciling items in your income tax rate reconciliation.

However, please tell us your consideration of disclosing the following information to further clarify the difference between income tax computed at the United States federal statutory rate and income tax computed at the effective tax rate:

•	The concentration of pre-tax income in United Kingdom and the Cayman Islands, as well as the foreign statutory rate and foreign effective tax rate in those jurisdictions;

•	The gain on the sale of the FB Entities was taxed at the United States federal statutory rate rather than the United Kingdom statutory rate;

•	The concentration of foreign tax expense generated by Nigeria. In addition, explain how taxes are calculated in this jurisdiction and how they impact other foreign jurisdictions, and;

•	The nature of the following reconciling items in periods where amounts are material: “Net foreign tax on non-U.S. earnings”, “Foreign earnings indefinitely reinvested”, and “Foreign earnings that are currently taxed in the U.S.”

Bristow Group Inc.    2103 City West Blvd., 4th Floor Houston, Texas 77042, United States

t  (713) 267 7600    f  (713) 267 7620    bristowgroup.com

Response: Pursuant to Rule 4-08(h)(2) of Regulation S-X, the effective tax rate reconciliation should disclose all components of the income tax expense or benefit where the amount of each such tax effect exceeds 5% of the amount computed by multiplying the income before tax by the applicable statutory Federal income tax rate and lesser amounts that would be significant in appraising the trend of earnings. In preparing our effective tax rate reconciliation included in the Form 10-K’s for prior fiscal years we have considered disclosure of those items that exceeded this threshold. The specific items in your comment above were included in a table included in the tax note to our consolidated financial statements and set forth in categories we believed best characterized their nature in order to ensure a complete reconciliation of the United States federal statutory rate to our overall effective tax rate.

Our considerations related to disclosure for these items are included below.

•	The concentration of pre-tax income in United Kingdom and the Cayman Islands, as well as the foreign statutory rate and foreign effective tax rate in those jurisdictions.

We considered the impact of foreign earnings within our rate reconciliation within the categories disclosed and not at a more detailed level. The benefit of our offshore leasing structure on our overall effective tax rate is represented primarily within the amount of foreign earnings indefinitely reinvested abroad. In future years if our offshore leasing structure or any other activities generate an effective tax rate impact greater than this 5% threshold or would be significant in appraising the trend of earnings, we will clearly disclose the information and any additional information that is beneficial to the reader. To the extent material, we will add additional commentary to our future income tax disclosures to explain how our offshore leasing structure impacts our overall foreign statutory rate and effective tax rate.

•	The gain on the sale of the FB Entities was taxed at the United States federal statutory rate rather than the United Kingdom statutory rate.

We also considered the impact of the gain on the sale of the FB Entities within our rate reconciliation affecting the appropriate categories. In the future, if a significant effective tax rate driver occurs from a similar transaction, we will consider disclosing that event separately as a reconciling item and disclose any additional material information regarding the event.

•	The concentration of foreign tax expense generated by Nigeria. In addition, explain how taxes are calculated in this jurisdiction and how they impact other foreign jurisdictions.

We are taxed in certain foreign jurisdictions, not based on pre-tax income, but rather based on deemed profit, which is calculated using gross revenue. We did not specifically disclose this concentration of tax expense in Nigeria as the impact of these earnings was included in our disclosure of net foreign tax on non-U.S. earnings as a broader category driving a portion of our effective tax rate. In the future, we will consider additional disclosure to note that in certain foreign taxing jurisdictions we are taxed based on deemed profit which impacts our effective tax rate.

•	The nature of the following reconciling items in periods where amounts are material: “Net foreign tax on non-U.S. earnings”, “Foreign earnings indefinitely reinvested”, and “Foreign earnings that are currently taxed in the U.S.”

Bristow Group Inc.    2103 City West Blvd., 4th Floor Houston, Texas 77042, United States

t  (713) 267 7600    f  (713) 267 7620    bristowgroup.com

As discussed above, we considered all items that had an impact on our effective tax rate within these categories in determining whether to disclose significant rate drivers. In the future, we will consider whether to disclose additional information discussed above, if material, to assist in the understanding of the significant components driving our rate differences.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to answering any questions you may have on our responses and providing you with any additional information that you may require. Please feel free to contact me by phone at (713) 267-7683 or by fax at (713) 267-7649.

Sincerely,

Bristow Group Inc.

/s/ L. Don Miller
L. Don Miller
Senior Vice President and Chief Financial Officer

cc:	Brian J. Allman, Vice President, Chief Accounting Officer
E. Chipman Earle, Senior Vice President, General Counsel
John D. Geddes, Baker Botts L.L.P.
John D. Hopkins, KPMG LLP
Claire Erlanger, Securities and Exchange Commission

Bristow Group Inc.    2103 City West Blvd., 4th Floor Houston, Texas 77042, United States

t  (713) 267 7600    f  (713) 267 7620    bristowgroup.com